UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2014

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PACIFIC DRILLING S.A.

Report on Form 6-K for the quarter ended June 30, 2014

As used in this quarterly report on Form 6-K (this “Quarterly Report”), unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S. $” and “$” in this report are to, and amounts are represented in, United States dollars.

The information and the unaudited condensed consolidated financial statements in this Quarterly Report should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2013 (our “2013 Annual Report”) filed with the Securities and Exchange Commission (“SEC”) on March 4, 2014. We prepare our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION

Item 1 — Financial Statements (Unaudited)

Unaudited Condensed Consolidated Financial Statements

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Revenues
Contract drilling	$260,829	$176,772	$486,420	$351,788
Costs and expenses
Contract drilling	(107,964)	(79,470)	(218,930)	(163,922)
General and administrative expenses	(13,773)	(11,550)	(26,306)	(22,578)
Depreciation expense	(46,449)	(36,603)	(92,603)	(73,106)

	(168,186)	(127,623)	(337,839)	(259,606)

Operating income	92,643	49,149	148,581	92,182
Other expense
Costs on interest rate swap termination	—	(38,184)	—	(38,184)
Interest expense	(28,599)	(21,700)	(54,630)	(44,460)

Total interest expense	(28,599)	(59,884)	(54,630)	(82,644)
Costs on extinguishment of debt	—	(28,428)	—	(28,428)
Other expense	(1,231)	(296)	(2,400)	(104)

Income (loss) before income taxes	62,813	(39,459)	91,551	(18,994)
Income tax expense	(12,931)	(6,118)	(19,439)	(11,521)

Net income (loss)	$49,882	$(45,577)	$72,112	$(30,515)

Earnings (loss) per common share, basic (Note 9)	$0.23	$(0.21)	$0.33	$(0.14)

Weighted-average number of common shares, basic (Note 9)	217,293	216,959	217,208	216,931

Earnings (loss) per common share, diluted (Note 9)	$0.23	$(0.21)	$0.33	$(0.14)

Weighted-average number of common shares, diluted (Note 9)	219,523	216,959	219,377	216,931

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(in thousands) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Net income (loss)	$49,882	$(45,577)	$72,112	$(30,515)
Other comprehensive income (loss):
Unrecognized gain (loss) on derivative instruments	(8,364)	7,198	(16,105)	7,104
Reclassification adjustment for loss on derivative instruments realized in net income (Note 6)	1,208	39,884	2,371	45,350

Total other comprehensive income (loss)	(7,156)	47,082	(13,734)	52,454

Total comprehensive income	$42,726	$1,505	$58,378	$21,939

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value) (unaudited)

	June 30,	December 31,
	2014	2013
Assets:
Cash and cash equivalents	$149,617	$204,123
Accounts receivable	157,863	206,078
Materials and supplies	82,472	65,709
Deferred financing costs, current	14,356	14,857
Deferred costs, current	36,594	48,202
Prepaid expenses and other current assets	26,528	13,889

Total current assets	467,430	552,858

Property and equipment, net	5,048,463	4,512,154
Deferred financing costs	46,913	53,300
Other assets	39,213	45,728

Total assets	$5,602,019	$5,164,040

Liabilities and shareholders’ equity:
Accounts payable	$46,887	$54,235
Accrued expenses	68,672	66,026
Long-term debt, current	349,167	7,500
Accrued interest	22,029	21,984
Derivative liabilities, current	9,473	4,984
Deferred revenue, current	86,499	96,658

Total current liabilities	582,727	251,387

Long-term debt, net of current maturities	2,438,532	2,423,337
Deferred revenue	113,359	88,465
Other long-term liabilities	4,196	927

Total long-term liabilities	2,556,087	2,512,729

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 and 224,100 shares issued and 217,321 and 217,035 shares outstanding as of June 30, 2014 and December 31, 2013, respectively	2,173	2,170
Additional paid-in capital	2,363,758	2,358,858
Accumulated other comprehensive loss	(22,291)	(8,557)
Retained earnings	119,565	47,453

Total shareholders’ equity	2,463,205	2,399,924

Total liabilities and shareholders’ equity	$5,602,019	$5,164,040

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(in thousands) (unaudited)

	Common Shares		Treasury	Additional Paid-In	Accumulated Other Comprehensive	Retained	Total Shareholders’
	Shares	Amount	Shares	Capital	Loss	Earnings	Equity
Balance at December 31, 2013	217,035	$2,170	7,065	$2,358,858	$(8,557)	$47,453	$2,399,924
Shares issued under share-based compensation plan	286	3	(286)	244	—	—	247
Issuance of common shares to treasury	—	—	8,670	—	—	—	—
Share-based compensation	—	—	—	4,656	—	—	4,656
Other comprehensive loss	—	—	—	—	(13,734)	—	(13,734)
Net income	—	—	—	—	—	72,112	72,112

Balance at June 30, 2014	217,321	$2,173	15,449	$2,363,758	$(22,291)	$119,565	$2,463,205

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Six Months Ended June 30,
	2014	2013
Cash flow from operating activities:
Net income (loss)	$72,112	$(30,515)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	92,603	73,106
Amortization of deferred revenue	(56,046)	(34,173)
Amortization of deferred costs	26,757	19,307
Amortization of deferred financing costs	4,921	6,661
Amortization of debt discount	355	59
Write-off of unamortized deferred financing costs	—	27,644
Costs on interest rate swap termination	—	38,184
Deferred income taxes	3,428	(1,379)
Share-based compensation expense	4,656	4,493
Changes in operating assets and liabilities:
Accounts receivable	48,215	11,963
Materials and supplies	(16,763)	(2,048)
Prepaid expenses and other assets	(19,418)	(7,392)
Accounts payable and accrued expenses	(8,220)	(14,485)
Deferred revenue	70,781	14,896

Net cash provided by operating activities	223,381	106,321

Cash flow from investing activities:
Capital expenditures	(633,884)	(217,533)
Decrease in restricted cash	—	172,184

Net cash used in investing activities	(633,884)	(45,349)

Cash flow from financing activities:
Proceeds from shares issued under share-based compensation plan	247	—
Proceeds from long-term debt	360,000	1,497,250
Payments on long-term debt	(3,750)	(1,456,250)
Payment for costs on interest rate swap termination	—	(41,993)
Payments for financing costs	(500)	(62,684)

Net cash provided by (used in) financing activities	355,997	(63,677)

Decrease in cash and cash equivalents	(54,506)	(2,705)
Cash and cash equivalents, beginning of period	204,123	605,921

Cash and cash equivalents, end of period	$149,617	$603,216

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1 — Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to becoming the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our high-specification rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. As of June 30, 2014, we were operating five drillships under client contract, had one drillship mobilizing to begin its drilling operations under client contract and two drillships under construction at Samsung Heavy Industries (“SHI”).

Note 2 — Significant Accounting Policies

Basis of Presentation — Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Commission. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. The unaudited condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the three and six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014 or for any future period. The accompanying unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2013.

Principles of Consolidation — The unaudited condensed consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of substantially all voting interest. We eliminate all intercompany transactions and balances in consolidation.

We currently are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), which is fully controlled and 90% owned by us with 10% owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Accordingly, we consolidate all PIDWAL interests and no portion of PIDWAL’s operating results is allocated to the noncontrolling interests. In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the three and six months ended June 30, 2014, we incurred fees of $3.8 million and $6.8 million, respectively, under the marketing and logistic services agreements. During the three and six months ended June 30, 2013, we incurred fees of $2.3 million and $4.4 million, respectively, under the marketing and logistic services agreements.

Recently Issued Accounting Standards

Revenue Recognition — On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard will become effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU 2014-09 will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method, nor have we determined the effect of the standard on our ongoing financial reporting.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Note 3 — Property and Equipment

Property and equipment consists of the following as of:

	June 30,	December 31,
	2014	2013
	(in thousands)
Drillships and related equipment	$4,039,852	$4,020,792
Assets under construction	1,377,043	769,131
Other property and equipment	11,793	10,260

Property and equipment, cost	5,428,688	4,800,183
Accumulated depreciation	(380,225)	(288,029)

Property and equipment, net	$5,048,463	$4,512,154

On March 16, 2012 and January 25, 2013, we entered into contracts with SHI for the construction of the Pacific Meltem and the Pacific Zonda, respectively. The contracts for the Pacific Meltem and the Pacific Zonda provide for an aggregate purchase price of approximately $1.0 billion, payable in installments during the construction process, of which we have made payments of approximately $307.0 million through June 30, 2014. With respect to these two undelivered vessels, we anticipate making installment payments of approximately $381.5 million during the remainder of 2014 and approximately $336.4 million in 2015.

During the three and six months ended June 30, 2014, we capitalized interest costs of $18.1 million and $37.4 million, respectively, on assets under construction. During the three and six months ended June 30, 2013, we capitalized interest costs of $20.9 million and $39.0 million, respectively, on assets under construction.

Note 4 — Debt

A summary of debt is as follows:

	June 30,	December 31,
	2014	2013
	(in thousands)
Due within one year:
2015 Senior Unsecured Bonds	$300,000	$—
Senior Secured Credit Facility	41,667	—
2018 Senior Secured Term Loan B	7,500	7,500

Total current debt	349,167	7,500
Long-term debt:
2015 Senior Unsecured Bonds	$—	$300,000
2017 Senior Secured Bonds	498,126	497,892
Senior Secured Credit Facility	458,333	140,000
2018 Senior Secured Term Loan B	732,073	735,445
2020 Senior Secured Notes	750,000	750,000

Total long-term debt	2,438,532	2,423,337

Total debt	$2,787,699	$2,430,837

2015 Senior Unsecured Bonds

In February 2012, we completed a private placement of $300.0 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 (the “2015 Senior Unsecured Bonds”). The bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23, and mature on February 23, 2015.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

As of June 30, 2014, we were in compliance with all 2015 Senior Unsecured Bonds covenants.

2017 Senior Secured Notes

In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured notes due 2017 (the “2017 Senior Secured Notes”). The 2017 Senior Secured Notes are fully and unconditionally guaranteed by the Company on a senior unsecured basis. The 2017 Senior Secured Notes were sold at 99.483% of par. The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, commencing on June 1, 2013, and mature on December 1, 2017.

The 2017 Senior Secured Notes are secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.

As of June 30, 2014, we were in compliance with all 2017 Senior Secured Notes covenants.

Senior Secured Credit Facility Agreement

On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”) and the Company, as guarantor, entered into a senior secured credit facility agreement, as amended and restated on September 13, 2013 and as further amended on March 27, 2014 (the “SSCF”), to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “SSCF Vessels”). The SSCF consists of two principal tranches, one of which is divided into two sub-tranches: (i) a Commercial Tranche of $500.0 million provided by a syndicate of commercial banks and (ii) a Garanti — Instituttet for Eksportkreditt (“GIEK”) Tranche of $500.0 million guaranteed by GIEK, comprised of (x) an Eksportkreditt Norge AS (“EKN”) sub-tranche of $250.0 million and (y) a bank sub-tranche of $250.0 million.

Prior to delivery of each SSCF Vessel, the SSCF is primarily secured on a first priority basis by liens on the construction contracts and refund guarantees for the SSCF Vessels and a pledge of the equity of each of the SSCF Borrowers. Upon delivery of each SSCF Vessel, the SSCF will be primarily secured on a first priority basis by liens on such vessel, by an assignment of earnings and insurance proceeds relating thereto.

Borrowings under the Commercial Tranche bear interest at LIBOR plus a margin of 3.5%. Borrowings under the EKN sub-tranche bear interest, at the Company’s option, at (i) LIBOR plus a margin of 1.25% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37%. Borrowings under the bank sub-tranche bear interest at LIBOR plus a margin of 1.25%. Borrowings under both sub-tranches will also be subject to a guarantee fee of 2% per annum. Undrawn commitments under the SSCF bear a fee equal to (i) in the case of the Commercial Tranche, 40% of the margin for such tranche and (ii) in the case of the GIEK Tranche, 40% of the applicable margin for such tranche. In addition, the GIEK Tranche bears a commitment fee equal to 40% of the guarantee fee. Interest is payable quarterly.

The Commercial Tranche matures on the earlier of (i) five years following the delivery of the Pacific Meltem and (ii) May 31, 2019. Loans made with respect to each vessel under the GIEK Tranche mature twelve years following the delivery of the applicable vessel. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. Amortization payments under the SSCF are calculated on a 12 year repayment schedule and must be made every six months following the delivery of the relevant vessel.

As of June 30, 2014, we were in compliance with all SSCF covenants.

Project Facilities Agreement Refinancing Transactions

On September 9, 2010, certain of our subsidiaries entered into a project facilities agreement to finance the costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “PFA”).

On June 3, 2013, we completed three related but distinct financing transactions totaling $2.0 billion. The transactions included (i) a $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”), (ii) a $750.0 million senior secured institutional term loan with a 2018 maturity (the “Senior Secured Term Loan B”) and (iii) a $500.0 million senior secured

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

revolving credit facility maturing in 2018, as amended (the “Revolving Credit Facility”). A portion of the net proceeds from the 2020 Senior Secured Notes and the Senior Secured Term Loan B were used to fully repay the outstanding borrowings under the PFA, after which the PFA was terminated and all related collateral released (the “PFA Refinancing”).

2020 Senior Secured Notes

The 2020 Senior Secured Notes were sold at par. The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, commencing on December 1, 2013, and mature on June 1, 2020.

The 2020 Senior Secured Notes are guaranteed by each subsidiary of the Company that owns the Pacific Bora, the Pacific Mistral, the Pacific Scirocco or the Pacific Santa Ana (the “Shared Collateral Vessels”), each subsidiary that owns equity in a Shared Collateral Vessel-owning subsidiary, certain other subsidiaries that are parties to charters in respect of the Shared Collateral Vessels and in the future will be guaranteed by certain other future subsidiaries. The indenture for the 2020 Senior Secured Notes allows for the issuance of up to $100.0 million of additional notes provided no default is continuing and the Company is otherwise in compliance with all applicable covenants.

The 2020 Senior Secured Notes are secured, on an equal and ratable, first priority basis, with the obligations under the Senior Secured Term Loan B, the Revolving Credit Facility and certain future obligations (together with the 2020 Senior Secured Notes, the “Pari Passu Obligations”), subject to payment priorities in favor of lenders under the Revolving Credit Facility pursuant to the terms of an intercreditor agreement (the “Intercreditor Agreement”), by liens on the Shared Collateral Vessels, a pledge of the equity of the entities that own the Shared Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Shared Collateral Vessels, and certain other assets of the subsidiary guarantors (collectively, the “Shared Collateral”).

As of June 30, 2014, we were in compliance with all 2020 Senior Secured Notes covenants.

2018 Senior Secured Institutional Term Loan – Term Loan B

The Senior Secured Term Loan B was issued at 99.5% of its face value and bears interest, at the Company’s election, at either (1) LIBOR, which will not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the one-month LIBOR, in each case plus a margin of 2.5% per annum. Interest is payable quarterly. The Senior Secured Term Loan B requires quarterly amortization payments of $1.9 million and matures on June 3, 2018.

The Senior Secured Term Loan B has an accordion feature that would permit additional loans to be extended so long as the Company’s total outstanding obligations in connection with the Senior Secured Term Loan B and the 2020 Senior Secured Notes do not exceed $1.7 billion.

The Senior Secured Term Loan B is secured by the Shared Collateral and subject to the terms and provisions of the Intercreditor Agreement.

As of June 30, 2014, we were in compliance with all Senior Secured Term Loan B covenants.

Revolving Credit Facility

Borrowings under the Revolving Credit Facility bear interest, at the Company’s option, at either (1) LIBOR plus a margin ranging from 2.5% to 3.25% based on the Company’s leverage ratio, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the one-month LIBOR, in each case plus a margin ranging from 1.5% to 2.25% based on the Company’s leverage ratio. Undrawn commitments accrue a fee ranging from 0.7% to 1% per annum based on the Company’s leverage ratio. Interest is payable quarterly.

The Revolving Credit Facility, pursuant to an amendment entered into as of July 30, 2014, permits loans to be extended up to a maximum sublimit of $300.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit. Outstanding but undrawn letters of credit accrue a fee at a rate equal to the margin on LIBOR loans minus 1%. The Revolving Credit Facility has a maturity date of June 3, 2018.

The Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

As of June 30, 2014, no amounts were outstanding under the Revolving Credit Facility and approximately $192.6 million of letters of credit were issued under the Revolving Credit Facility as credit support for temporary import bonds issued in favor of the Government of Nigeria Customs Service.

As of June 30, 2014, we were in compliance with all Revolving Credit Facility covenants.

Note 5 — Share-Based Compensation

On March 4, 2014, the Board approved an amendment to the Company’s 2011 Omnibus Stock Incentive Plan (the “2011 Plan”) increasing the number of common shares reserved and available for issuance from 7.2 million to 15.9 million. On March 7, 2014, we filed a registration statement with the SEC on Form S-8 providing for the registration of the additional 8.7 million shares under the 2011 Plan.

Stock Options

During the six months ended June 30, 2014, the fair value of the options granted was calculated using the following weighted average assumptions:

2014
Stock Options
Expected volatility	46.4%
Expected term (in years)	6.25
Expected dividends	—
Risk-free interest rate	1.9%

A summary of option activity under the 2011 Plan as of and for the six months ended June 30, 2014 is as follows:

	Number of Shares Under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)	(per share)	(in years)	(in thousands)
Outstanding — January 1, 2014	5,249	$9.91
Granted	493	10.81
Exercised	(84)	10.01
Cancelled or forfeited	(629)	9.89

Outstanding — June 30, 2014	5,029	$10.00	7.9	$515
Exercisable — June 30, 2014	2,904	$9.97	6.5	$144

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2014 was $5.10. As of June 30, 2014, total compensation costs related to nonvested option awards not yet recognized were $8.3 million and are expected to be recognized over a weighted average period of 2.5 years.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Restricted Stock Units

A summary of restricted stock units activity under the 2011 Plan as of and for the six months ended June 30, 2014 is as follows:

	Number of Restricted Stock Units	Weighted-Average Grant-Date Fair Value
	(in thousands)	(per share)
Nonvested — January 1, 2014	1,025	$9.93
Granted	993	10.68
Vested	(256)	9.75
Cancelled or forfeited	(71)	10.08

Nonvested —June 30, 2014	1,691	$10.39

As of June 30, 2014, total compensation costs related to nonvested restricted stock units not yet recognized were $12.3 million and are expected to be recognized over a weighted average period of 2.8 years.

Note 6 — Derivatives

We are currently exposed to market risk from changes in interest rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

On May 30, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with an effective date of June 3, 2013. The interest rate swap has a notional value of $712.5 million, does not amortize and matures on December 3, 2017. On a quarterly basis, we pay a fixed rate of 1.56% and receive the maximum of 1% or three-month LIBOR.

On June 10, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR with an effective date of July 1, 2014. The interest rate swap has a notional value of $400.0 million, does not amortize and matures on July 1, 2018. On a quarterly basis, we pay a fixed rate of 1.66% and receive three-month LIBOR.

The table below provides data about the fair values of derivatives that are designated as hedge instruments as of June 30, 2014 and December 31, 2013:

Derivatives Designated as Hedging Instruments		June 30,	December 31,
	Balance Sheet Location	2014	2013
		(in thousands)
Long-term—Interest rate swaps	Other assets	$4,442	$9,726
Short-term—Interest rate swaps	Derivative liabilities, current	(9,473)	(4,984)

Total		$(5,031)	$4,742

The Company has elected not to offset the fair value of derivatives subject to master netting agreements, but to report them gross on its condensed consolidated balance sheets.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

The following table summarizes the cash flow hedge gains and losses for the three months ended June 30, 2014 and 2013:

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in equity for the three months ended June 30,		Amount of loss reclassified from accumulated OCI into income for the three months ended June 30,		Amount recognized in income (ineffective portion and amount excluded from effectiveness testing) for the three months ended June 30,
	2014	2013	2014	2013	2014	2013
	(in thousands)
Interest rate swaps	$(7,156)	$47,082	$1,208	$39,884	$—	$—

The following table summarizes the cash flow hedge gains and losses for the six months ended June 30, 2014 and 2013:

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in equity for the six months ended June 30,		Amount of loss reclassified from accumulated OCI into income for the six months ended June 30,		Amount recognized in income (ineffective portion and amount excluded from effectiveness testing) for the six months ended June 30,
	2014	2013	2014	2013	2014	2013
	(in thousands)
Interest rate swaps	$(13,734)	$52,454	$2,371	$45,350	$—	$—

As of June 30, 2014, the estimated amount of net losses associated with derivative instruments that would be reclassified from accumulated comprehensive loss to earnings during the next twelve months is $10.3 million. During the three and six months ended June 30, 2014, we reclassified losses of $1.0 million and $2.0 million to interest expense and $0.2 million and $0.4 million to depreciation from accumulated other comprehensive income, respectively. During the three and six months ended June 30, 2013, we reclassified losses of $39.7 million and $45.1 million to interest expense and $0.2 million and $0.3 million to depreciation from accumulated other comprehensive income, respectively.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Note 7 — Fair Value Measurements

We estimated fair value by using appropriate valuation methodologies and information available to management as of June 30, 2014 and December 31, 2013. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of accounts receivable, accounts payable and accrued expenses approximates their carrying value due to their short-term nature. The estimated fair value of our SSCF debt approximates carrying value because the variable rates approximate current market rates. The following table presents the carrying value and estimated fair value of our other long-term debt instruments:

	June 30,		December 31,
	2014		2013
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands)
2015 Senior Unsecured Bonds	$300,000	$309,750	$300,000	$313,500
2017 Senior Secured Bonds	498,126	533,750	497,892	540,000
2020 Senior Secured Notes	750,000	738,750	750,000	756,563
2018 Senior Secured Term Loan B	739,573	746,677	742,945	758,910

We estimate the fair values of our variable-rate and fixed-rate debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	June 30, 2014
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$4,442	—	$4,442	—
Liabilities:
Interest rate swaps	$(9,473)	—	$(9,473)	—

	December 31, 2013
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$9,726	—	$9,726	—
Liabilities:
Interest rate swaps	$(4,984)	—	$(4,984)	—

We use an income approach to value assets and liabilities for outstanding interest rate swaps. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates. The determination of the fair values above incorporated various factors, including the impact of the counterparty’s non-performance risk with respect to the Company’s financial assets and the Company’s non-performance risk with respect to the Company’s financial liabilities.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Refer to Note 6 for further discussion of the Company’s use of derivative instruments and their fair values.

Note 8 — Commitments and Contingencies

Commitments — As of June 30, 2014, Pacific Drilling had no material commitments other than commitments related to high-specification drillship construction purchase commitments discussed in Note 3.

Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as amounts paid for operating costs. Subject to our ability to secure additional financing, which is uncommitted at this time, before repaying the 2015 Senior Unsecured Bonds due February 23, 2015 and taking delivery of the Pacific Zonda in the first quarter of 2015, and availability under our Revolving Credit Facility and our SSCF, we believe that our cash on hand and cash flows generated from operating and financing activities will provide sufficient liquidity over the next twelve months to fund our working capital needs, amortization payments on our long-term debt, capital expenditures and any cash distributions to shareholders up to the $152.0 million previously approved by shareholders.

Letters of Credit—As of June 30, 2014, we were contingently liable under certain performance, bid and custom bonds and letters of credit totaling approximately $278.6 million issued as security in the normal course of our business.

Contingencies — It is to be expected that we and our subsidiaries will be routinely involved in litigation and disputes arising in the ordinary course of our business. On April 16, 2013, Transocean filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents. Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition, results of operations or cash flows.

Note 9 — Earnings per Share

The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in thousands, except per share information)
Numerator:
Net income (loss), basic and diluted	$49,882	$(45,577)	$72,112	$(30,515)
Denominator:
Weighted-average number of common shares outstanding, basic	217,293	216,959	217,208	216,931
Effect of share-based compensation awards	2,230	—	2,169	—

Weighted-average number of common shares outstanding, diluted	219,523	216,959	219,377	216,931
Earnings (loss) per share:
Basic	$0.23	$(0.21)	$0.33	$(0.14)
Diluted	$0.23	$(0.21)	$0.33	$(0.14)

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

The following table presents the share effects of share-based compensation awards excluded from our computations of diluted earnings per share as their effect would have been anti-dilutive for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(in thousands)		(in thousands)
Share-based compensation awards	4,490	6,357	4,551	6,357

Note 10 — Income Taxes

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of June 30, 2014 and December 31, 2013 we had $3.4 million and $0.7 million, respectively, of unrecognized tax benefits (excluding interest and penalties) which were included in other long-term liabilities on our consolidated balance sheet. The entire balance of unrecognized tax benefits as of June 30, 2014 would favorably impact our effective tax rate if recognized. As of June 30, 2014 and December 31, 2013 we had $0.8 million and $0.2 million, respectively, of interest and penalties related to unrecognized tax benefits. We recognize these interest and penalties as a component of income tax expense.

Note 11 — Supplemental Cash Flow Information

Within our condensed consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the six months ended June 30, 2014 and 2013, changes in accrued capital expenditures were $(8.1) million and $61.0 million, respectively.

During the six months ended June 30, 2014 and 2013, non-cash amortization of deferred financing costs and accretion of debt discount totaling $2.7 million and $3.7 million were capitalized to property and equipment, respectively. Accordingly, these amounts are excluded from capital expenditures in our condensed consolidated statements of cash flows for the six months ended June 30, 2014 and 2013.

Item 2 — Operating and Financial Review and Prospects

Overview

We are an international offshore drilling contractor committed to becoming the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our high-specification rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. Led by a team of seasoned professionals with significant experience in the oil services and high-specification drilling sectors, we specialize in the technically demanding segments of the offshore drilling business.

We are focused on the high-specification segment of the floating rig market. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include rigs in water depths of more than 7,500 feet or projects requiring advanced operating capabilities, such as high hook-loads (>800 tons), large accommodations (200+ beds), increased mud storage and pumping capacity, and high deck-load and space capabilities. While not currently a core focus for our business, our drillships are also capable of operating in harsh environment areas, where there are typically rougher sea conditions.

Our Fleet

Rig Name	Expected Delivery	Water Depth (in feet)	Drilling Depth (in feet)	Customer
Pacific Bora	Delivered	10,000	37,500	Chevron
Pacific Scirocco	Delivered	12,000	40,000	Total
Pacific Mistral	Delivered	12,000	37,500	Petrobras
Pacific Santa Ana	Delivered	12,000	40,000	Chevron
Pacific Khamsin	Delivered	12,000	40,000	Chevron
Pacific Sharav	Delivered	12,000	40,000	Chevron
Pacific Meltem	Late Third Quarter 2014	12,000	40,000	Available
Pacific Zonda	First Quarter 2015	12,000	40,000	Available

Drilling Contracts for our Fleet

The current status of our contracted drillships is as follows:

•	The Pacific Bora entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron Corporation (“Chevron”). On December 24, 2013, we entered into a signed conditional commitment to extend the current contract for an additional two-year period, subject to the approval of our client’s local partner. The final contract signature is expected prior to the expiration of the existing contract on August 26, 2014.

•	The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a one-year contract with a subsidiary of Total S.A. (“Total”). In April 2012, Total exercised an initial one-year option; in April 2013, Total exercised a subsequent one-year option; and in April 2014, Total exercised its final two-year option extending the contract term to January 2017.

•	The Pacific Mistral entered service in Brazil on February 6, 2012 under a three-year contract with Petróleo Brasileiro S.A. Negotiations to extend the existing contract are ongoing.

•	The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 under a five-year contract with a subsidiary of Chevron.

•	The Pacific Khamsin entered service in Nigeria on December 17, 2013 under a two-year contract with a subsidiary of Chevron.

•	The Pacific Sharav was delivered to us on May 13, 2014 and is expected to commence its five year contract with a subsidiary of Chevron in the U.S. Gulf of Mexico on or around September 1, 2014.

Newbuild Drillships

The Pacific Meltem and the Pacific Zonda are currently under construction at SHI and are scheduled for delivery in the late third quarter of 2014 and in the first quarter of 2015, respectively.

Significant Developments

On July 30, 2014, we entered into a Third Amendment to the $500.0 million Revolving Credit Facility to increase the maximum aggregate principal of loans permitted to be outstanding from $200.0 million to $300.0 million. The amendment allows us to utilize a portion of the commitments previously being used for letters of credit and provides greater flexibility.

General Industry Trends and Outlook

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs, which are influenced by various factors. However, since factors that impact offshore exploration and development spending are beyond our control, and rig demand dynamics can shift quickly, it is difficult for us to predict future industry conditions, demand trends or operating results.

Drilling Rig Supply

During the first six months of 2014, offshore drilling contractors placed 4 shipyard orders to build additional high-specification semi-submersibles and drillships. We estimate there are approximately 50 high-specification rigs delivered or scheduled for delivery from July 1, 2014 until the end of 2016, 23 of which have not yet been announced as contracted to clients. Due to the long lead times involved in rig construction, the potential for additional orders to emerge and for shipyard delays to occur, especially among yards forecasted to make their first deliveries during this time frame, the supply of high-specification units through the end of 2016 can be estimated as a range between 115 and 120. Beyond this time frame, the supply is uncertain and any projections have diminished predictive value.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which is influenced by a number of factors. The type of projects that modern drillships undertake are generally located in deeper water, more remote locations and are more capital intensive and longer lasting than those of older or less capable drilling rigs. This makes these projects less sensitive to short-term oil price fluctuations. Therefore, dayrates and utilization for modern drillships are typically less sensitive to short-term oil price movements than those of older or less capable drilling rigs. Furthermore, long-term expectations about future oil and natural gas prices have historically been a key driver for deepwater and high-specification exploration and development spending. Our clients’ drilling programs are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, emphasis on deepwater and high-specification exploration and production versus other areas and advances in drilling technology.

The first six months of 2014 saw oil and global non-U.S. natural gas prices exhibit a level of volatility comparable to historical norms while continuing above the levels needed for sufficient return on investment for our clients. While questions remain regarding global economic stability, GDP growth continued to be positive in key emerging markets and North America. High-specification tendering activity continued, albeit at a reduced pace from recent quarters, and there were no material adverse changes to regulations or other restrictions affecting our ability to operate in countries where we currently, or in the future may, operate.

Supply and Demand Balance

The foregoing factors resulted in a generally tight supply-demand balance for modern drillships in the first six months of 2014, with near 100% utilization. However, several major exploration and production companies have announced slower year-over-year growth for 2014 capital expenditure budgets, or, in some cases, declines. We estimate that from July 1, 2014 until the end of 2014, approximately 3-4 high-specification rigs will be available to commence operations, but do not currently have confirmed client contracts. Additionally, several older, lower-specification ultra-deepwater and mid-water drillships and semisubmersibles have recently completed contracts prior to engaging new ones. While we believe that the demand for high-specification drillships like those in our fleet will meet or exceed supply in aggregate, these developments appear to have exerted some pricing pressure on the market and may result in temporary periods of mismatch of supply and demand. For more information on this and other risks to our business and our industry, please read “Risk Factors” in our 2013 Annual Report.

Contract Backlog

Our contract backlog includes commitments only, which are represented by signed agreements. As of August 1, 2014, our contract backlog was approximately $3.0 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav under drilling contracts with

Chevron, Total and Petrobras. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding unexercised options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources as stipulated in the applicable contract.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. Our contracts customarily provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damages periods, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The commitments that comprise our $3.0 billion contract backlog as of August 1, 2014, are as follows:

Rig	Contracted Location	Client	Contract Backlog(a)	Contractual Dayrate		Average Contract Backlog Revenue Per Day(a)		Actual/Expected Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$453,317,000	$474,700	(b)	$566,000	(b)	August 26, 2011	5 years(b)
Pacific Scirocco	Nigeria	Total	$443,430,000	$494,950	(c)	$495,000	(c)	December 31, 2011	5 years and 8 days(c)
Pacific Mistral	Brazil	Petrobras	$96,081,000	$458,000		$511,000		February 6, 2012	3 years
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$553,488,000	$489,530		$552,000		March 21, 2012	5 years and 38 days
Pacific Khamsin	Nigeria	Chevron	$376,301,000	$660,000		$750,000		December 17, 2013	2 years
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$1,075,875,000	$555,000		$590,000		September 1, 2014	5 years

(a)	Rounded to the nearest $1,000. Based on signed drilling contracts and signed commitments as further described below.
(b)	On December 24, 2013, a signed conditional commitment was entered into to extend the current contract of the Pacific Bora for an additional two-year period. All parties have agreed to a new dayrate of $585,860 following the expiration of the initial three-year term for the rig to operate in direct continuation of the existing contract, subject to final contract signature, which is expected prior to expiration of the existing contract. As of August 1, 2014, the contractual dayrate was $474,700 and average contract backlog revenue per day was approximately $566,000 through August 25, 2014. Subject to the aforementioned contract signature, on August 26, 2014 through the two-year additional contract period, the contractual dayrate will be $585,860 and average contract backlog revenue per day will be approximately $602,000.
(c)	The contractual dayrate for the Pacific Scirocco is currently $494,950, which is the average contract backlog revenue per day through January 7, 2015. Starting on January 8, 2015, the contractual dayrate and average contract backlog revenue per day will be $498,990 through the two-year period ending January 2017.

Results of Operations

Three Months Ended June 30, 2014 Compared to Three Months Ended June 30, 2013

The following table provides an analysis of our condensed consolidated results of operations for the three months ended June 30, 2014 and 2013:

	Three Months Ended June 30,
	2014	2013	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$260,829	$176,772	$84,057	48%
Costs and expenses
Contract drilling	(107,964)	(79,470)	(28,494)	36%
General and administrative expenses	(13,773)	(11,550)	(2,223)	19%
Depreciation expense	(46,449)	(36,603)	(9,846)	27%

	(168,186)	(127,623)	(40,563)	32%
Operating income	92,643	49,149	43,494	88%
Other expense
Costs on interest rate swap termination	—	(38,184)	38,184	100%
Interest expense	(28,599)	(21,700)	(6,899)	32%

Total interest expense	(28,599)	(59,884)	31,285	52%
Costs on extinguishment of debt	—	(28,428)	28,428	100%
Other expense	(1,231)	(296)	(935)	316%

Income (loss) before income taxes	62,813	(39,459)	102,272	259%
Income tax expense	(12,931)	(6,118)	(6,813)	111%

Net income (loss)	$49,882	$(45,577)	$95,459	209%

Revenues. Revenues were $260.8 million for the three months ended June 30, 2014, compared to $176.8 million for the three months ended June 30, 2013. The increase in revenues during the three months ended June 30, 2014 resulted from improvements in average revenue efficiency of the fleet and from a full quarter of operations from our five operating drillships, including the Pacific Khamsin, which commenced earning revenues on December 17, 2013, as compared to the same quarter of 2013, during which we were operating only four drillships.

During the three months ended June 30, 2014, our operating fleet of drillships achieved an average revenue efficiency of 97.1% compared to 90.2% achieved during the three months ended June 30, 2013. Revenue efficiency is defined as the actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period.

The increase in revenue efficiency resulted primarily from strong operational uptime driven by low incidence of equipment breakdowns. In addition, during the three months ended June 30, 2014, we experienced relatively few periods of reduced dayrate due to standby or moving time and limited reduced dayrate related to performance or equipment issues.

Contract drilling revenue for the three months ended June 30, 2014 and 2013 also included amortization of deferred revenue of $28.0 million and $17.3 million and reimbursable revenues of $5.2 million and $4.4 million, respectively. The increase in amortization of deferred revenue was primarily due to additional deferred revenue related to the Pacific Khamsin. Reimbursable revenues represent the gross amount earned related to costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract. The increase in reimbursable revenues was the result of corresponding increases in reimbursable costs incurred.

Contract drilling costs. Contract drilling costs were $108.0 million for the three months ended June 30, 2014, compared to $79.5 million for the three months ended June 30, 2013. The increase in contract drilling costs was primarily due to a full quarter of operations from our five operating drillships for the three months ended June 30, 2014, as compared to the comparable period of the prior year, during which we were operating only four drillships.

The following table summarizes contract drilling costs:

	Three Months Ended June 30,
	2014	2013
	(in thousands)
Direct rig related operating expenses, net	$80,915	$59,679
Reimbursable costs	4,449	4,209
Shore-based and other support costs	9,053	5,874
Amortization of deferred costs	13,547	9,708

Total	$107,964	$79,470

Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins. Excluding the impact of reimbursable costs, direct rig related operating expenses and shore-based and other support costs per operating rig per day were as follows:

	Three Months Ended June 30,
	2014	2013
	(in thousands, amounts per operating rig per day)
Direct rig related operating expenses, net	$177.8	$164.0
Shore-based and other support costs	19.9	16.2

Total	$197.7	$180.2

The increase in direct rig related operating expenses during the three months ended June 30, 2014, as compared to the same period in 2013 was attributable to customary annual cost escalations and an increase to shore based support in our Nigerian office to support a third vessel operating in Nigeria.

General and administrative expenses. General and administrative expenses were $13.8 million for the three months ended June 30, 2014, compared to $11.6 million for the three months ended June 30, 2013. The increase in general and administrative expenses was primarily related to planned employee headcount additions required to support our expanding operating fleet and annual compensation increases.

Depreciation expense. Depreciation expense was $46.4 million for the three months ended June 30, 2014, compared to $36.6 million for the three months ended June 30, 2013. The increase in depreciation expense related to a full quarter of depreciation expense incurred on the Pacific Khamsin.

Interest expense. Interest expense was $28.6 million for the three months ended June 30, 2014, compared to $59.9 million for the three months ended June 30, 2013.

The following table summarizes interest expense:

	Three Months Ended June 30,
	2014	2013
	(in thousands)
Costs on interest rate swap termination	$—	$(38,184)
Interest	(45,713)	(38,809)
Realized losses on interest rate swaps	(1,009)	(3,761)
Capitalized interest	18,123	20,870

Interest expense	$(28,599)	$(59,884)

The decrease in interest expense for the quarter ended June 30, 2014, as compared to the same period of 2013, was primarily due to the refinancing of the PFA in June 2013. In connection with this refinancing, we terminated certain interest rate swaps and their related liabilities. As a result, we reclassified $38.2 million of losses on the hedge designated portion of the PFA interest rate swaps previously recognized in accumulated other comprehensive income to interest expense.

Other expense. Other expense was approximately $1.2 million for the three months ended June 30, 2014, compared to other expense of $0.3 million for the three months ended June 30, 2013. The increase in other expense primarily related to currency exchange fluctuations.

Income taxes. In accordance with GAAP, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. For the three months ended June 30, 2014 and 2013, our effective tax rate was 20.6% and (15.5)%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. The tax rate for the three months ended June 30, 2013 was significantly impacted by the costs of the PFA Interest Rate Swap Termination and extinguishment of debt related to the PFA Refinancing. Excluding the impact of these costs, the effective tax rate for the three months ended June 30, 2013 was 22.5%.

The decrease in our effective tax rate for the three months ended June 30, 2014, as compared to the three months ended June 30, 2013 (excluding the impact of the aforementioned PFA Refinancing), was primarily the result of an increase in pre-tax book income without a proportional increase in tax. The decrease was partially offset by an increase in the blend of income taxed based on gross revenues versus pre-tax book income. The effective tax rate for three months ended June 30, 2014 was also negatively impacted by the recognition of a liability for an unrecognized tax benefit of $3.2 million associated with a tax position taken in prior years.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

The following table provides an analysis of our condensed consolidated results of operations for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,
	2014	2013	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$486,420	$351,788	$134,632	38%
Costs and expenses
Contract drilling	(218,930)	(163,922)	(55,008)	34%
General and administrative expenses	(26,306)	(22,578)	(3,728)	17%
Depreciation expense	(92,603)	(73,106)	(19,497)	27%

	(337,839)	(259,606)	(78,233)	30%
Operating income	148,581	92,182	56,399	61%
Other expense
Costs on interest rate swap termination	—	(38,184)	38,184	100%
Interest expense	(54,630)	(44,460)	(10,170)	23%

Total interest expense	(54,630)	(82,644)	28,014	34%
Costs on extinguishment of debt	—	(28,428)	28,428	100%
Other expense	(2,400)	(104)	(2,296)	2,208%

Income (loss) before income taxes	91,551	(18,994)	138,559	729%
Income tax expense	(19,439)	(11,521)	(7,918)	69%

Net income (loss)	$72,112	$(30,515)	$130,641	428%

Revenues. Revenues were $486.4 million for the six months ended June 30, 2014, compared to $351.8 million for the six months ended June 30, 2013. The increase in revenues during the six months ended June 30, 2014 is attributable to a full six months of operations from our five operating drillships, including the Pacific Khamsin, which commenced earning revenues on December 17, 2013, as compared to the same period of 2013, during which we were operating only four drillships.

During the six months ended June 30, 2014, our operating fleet of drillships achieved an average revenue efficiency of 90.1% compared to 90.3% achieved during the six months ended June 30, 2013.

Contract drilling revenue for the six months ended June 30, 2014 and June 30, 2013 also included amortization of deferred revenue of $56.0 million and $34.2 million and reimbursable revenues of $12.2 million and $9.1 million, respectively. The increase in amortization of deferred revenue was primarily due to additional deferred revenue related to the Pacific Khamsin. The increase in reimbursable revenues was the result of corresponding increases in reimbursable costs incurred.

Contract drilling costs. Contract drilling costs were $218.9 million for the six months ended June 30, 2014, compared to $163.9 million for the six months ended June 30, 2013. The increase in contract drilling costs was primarily due to a full six months of operations from our five operating drillships for the period ended June 30, 2014, as compared to the same period of the prior year, during which we were operating only four drillships.

The following table summarizes contract drilling costs:

	Six Months Ended June 30,
	2014	2013
	(in thousands)
Direct rig related operating expenses, net	$163,610	$123,975
Reimbursable costs	11,123	9,180
Shore-based and other support costs	17,440	11,460
Amortization of deferred costs	26,757	19,307

Total	$218,930	$163,922

Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins. Excluding the impact of reimbursable costs, direct rig related operating expenses and shore-based and other support costs per operating rig per day were as follows:

	Six Months Ended June 30,
	2014	2013
	(in thousands, amounts per operating rig per day)
Direct rig related operating expenses, net	$180.8	$171.2
Shore-based and other support costs	19.3	15.9

Total	$200.1	$187.1

The increase in direct rig related operating expenses during the six months ended June 30, 2014, as compared to the same period in the prior year, was attributable to customary annual cost escalations and an increase to shore based support in our Nigerian office to support a third vessel operating in Nigeria in 2014.

General and administrative expenses. General and administrative expenses were $26.3 million for the six months ended June 30, 2014, compared to $22.6 million for the six months ended June 30, 2013. The increase in general and administrative expenses was primarily related to planned employee headcount additions required to support our expanding operating fleet and annual compensation increases.

Depreciation expense. Depreciation expense was $92.6 million for the six months ended June 30, 2014, compared to $73.1 million for the six months ended June 30, 2013. The increase in depreciation expense related to a full six months of depreciation expense incurred on the Pacific Khamsin.

Interest expense. Interest expense was $54.6 million for the six months ended June 30, 2014, compared to $82.6 million for the six months ended June 30, 2013.

The following table summarizes interest expense:

	Six Months Ended June 30,
	2014	2013
	(in thousands)
Costs on interest rate swap termination	$—	$(38,184)
Interest	(90,000)	(74,440)
Realized losses on interest rate swaps	(2,006)	(9,065)
Capitalized interest	37,376	39,045

Interest expense	$(54,630)	$(82,644)

The decrease in interest expense for the six months ended June 30, 2014, as compared to the same period of 2013, was primarily due to the PFA Refinancing in June 2013. In connection with the PFA Refinancing, we terminated certain interest rate swaps and their related liabilities. As a result, we reclassified $38.2 million of losses on the hedge designated portion of the PFA interest rate swaps previously recognized in accumulated other comprehensive income to interest expense.

Other expense. Other expense was approximately $2.4 million for the six months ended June 30, 2014, compared to other expense of $0.1 million for the six months ended June 30, 2013. The increase in other expense primarily related to currency exchange fluctuations.

Income taxes. In accordance with GAAP, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. For the six months ended June 30, 2014 and 2013, our effective tax rate was 21.2% and (60.7)%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. The tax rate for the six months ended June 30, 2013 was significantly impacted by the costs of the PFA Interest Rate Swap Termination and extinguishment of debt related the PFA Refinancing. Without the impact of these costs, the effective tax rate for the six months ended June 30, 2013 was 24.2%.

The decrease in our effective tax rate for the six months ended June 30, 2014, as compared to the six months ended June 30, 2013 (excluding the impact of the aforementioned PFA Refinancing), was primarily the result of an increase in pre-tax book income without a proportional increase in tax. The decrease was partially offset by an increase in the blend of income taxed based on gross revenues versus pre-tax book income. The effective tax rate for six months ended June 30, 2014 was also negatively impacted by the recognition of a liability for an unrecognized tax benefit of $3.2 million associated with a tax position taken in prior years.

Liquidity and Capital Resources

Liquidity

As of June 30, 2014, we had $149.6 million of cash and cash equivalents. Our liquidity requirements include meeting ongoing working capital needs, repaying our outstanding indebtedness and funding anticipated capital expenditures, which are largely comprised of our progress payments for our high-specification drillship construction projects, and maintaining adequate credit facilities or cash balances to compensate for the effects of fluctuations in operating cash flows. Our ability to meet these liquidity requirements will depend in large part on our future operating and financial performance. Primary sources of funds for our short-term liquidity needs will be cash flow generated from operating and financing activities, which includes availability under our Revolving Credit Facility and SSCF, additional financing and our available cash balances. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as payments for operating costs. Subject to our ability to secure additional financing, which is uncommitted at this time, before repaying the 2015 Senior Unsecured Bonds due February 23, 2015 and taking delivery of the Pacific Zonda in the first quarter of 2015, and availability under our Revolving Credit Facility and our SSCF, we believe that our cash on hand and cash flows generated from operating and financing activities will provide sufficient liquidity over the next twelve months to fund our working capital needs, amortization payments on our long-term debt, capital expenditures and any cash distributions to shareholders up to the $152.0 million previously approved by shareholders. We expect to fund our long-term liquidity requirements from operating and financing activities.

Capital Expenditures and Working Capital Funding

During the quarter ending June 30, 2014, we paid all of the remaining SHI project costs on the Pacific Sharav upon its delivery. The SHI contracts for the Pacific Meltem and the Pacific Zonda provide for an aggregate purchase price of approximately $1.0 billion for the acquisition of these two vessels, payable in installments during the construction process, of which we have made payments of approximately $307.0 million through June 30, 2014. With respect to these two undelivered vessels, we anticipate making payments of approximately $381.5 million during the remainder of 2014 and $336.4 million in 2015.

We expect the project cost for the Pacific Meltem and the Pacific Zonda to be approximately $627.8 million and $634.1 million, respectively, or $1.3 billion in total. The estimate of the project costs includes commissioning and testing and other costs related to the drillships, but excludes capitalized interest. As of June 30, 2014, there were approximately $850.0 million of remaining project costs for the Pacific Meltem and the Pacific Zonda of which approximately $717.9 million is remaining contractual commitments to SHI. We intend to finance the approximately $365.7 million in remaining project costs for the Pacific Meltem by borrowing under the SSCF availability. We expect to fund the $484.3 million in remaining project costs for the Pacific Zonda with a combination of our existing cash balances, future operating cash flows and additional financing, which is uncommitted at this time. We have $300.0 million in available borrowings under our Revolving Credit Facility, which can also be used to fund project costs.

Sources and Uses of Cash

The following table provides an analysis of our cash flow from operating activities for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,
	2014	2013	Change
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$72,112	$(30,515)	$102,627
Depreciation expense	92,603	73,106	19,497
Amortization of deferred revenue	(56,046)	(34,173)	(21,873)
Amortization of deferred costs	26,757	19,307	7,450
Amortization of deferred financing costs	4,921	6,661	(1,740)
Amortization of debt discount	355	59	296
Write-off of unamortized deferred financing costs	—	27,644	(27,644)
Costs on interest rate swap termination	—	38,184	(38,184)
Deferred income taxes	3,428	(1,379)	4,807
Share-based compensation expense	4,656	4,493	163
Changes in operating assets and liabilities, net	74,595	2,934	71,661

Net cash provided by operating activities	$223,381	$106,321	$117,060

The increase in net cash provided by operating activities was primarily due to increased revenues and associated collections from our clients, including the impact of the Pacific Khamsin commencing operations on December 17, 2013, as compared to the comparable period of the prior year, during which we were operating only four drillships.

The following table provides an analysis of our cash flow from investing activities for the six months ended June 30, 2014 and June 30, 2013:

	Six Months Ended June 30,
	2014	2013	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(633,884)	$(217,533)	$(416,351)
Decrease in restricted cash	—	172,184	(172,184)

Net cash used in investing activities	$(633,884)	$(45,349)	$(588,535)

The increase in capital expenditures resulted primarily from higher payments to SHI for our drillships under construction during the first six months of 2014 as compared to the same period in 2013. The payments in 2014 included the final payment for the Pacific Sharav, which was delivered on May 13, 2014 and a milestone payment for the Pacific Zonda. The change in restricted cash is the result of the PFA Refinancing on June 3, 2013, which released the restrictions on certain of our cash accounts.

The following table provides an analysis of our cash flow from financing activities for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30,
	2014	2013	Change
	(in thousands)
Cash flow from financing activities:
Proceeds from shares issued under share-based compensation plan	$247	$—	$247
Proceeds from long-term debt	360,000	1,497,250	(1,137,250)
Payments on long-term debt	(3,750)	(1,456,250)	1,452,500
Payment for costs on interest rate swap termination	—	(41,993)	41,993
Payments for financing costs	(500)	(62,684)	62,184

Net cash provided by (used in) financing activities	$355,997	$(63,677)	$419,674

The increase in cash from financing activities during the six months ended June 30, 2014, as compared to the same period of 2013, resulted primarily from the $360.0 million SSCF drawdown for the final payment of the Pacific Sharav. During the six months ended June 30, 2013, we paid $62.7 million in deferred financing costs related to the closing of the Senior Secured Credit Facility Agreement, the 2020 Senior Secured Notes, the Senior Secured Term Loan B and the Revolving Credit Facility.

During the six months ended June 30, 2014, we made $3.8 million in principal repayments on our outstanding long-term debt.

Description of Indebtedness

8.25% Senior Unsecured Bonds due 2015. In February 2012, we completed a private placement of $300.0 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 to eligible purchasers. The 2015 Senior Unsecured Bonds bear interest at 8.25% per annum, which is payable semiannually on February 23 and August 23, and mature on February 23, 2015. See Note 4 to the unaudited condensed consolidated financial statements.

7.25% Senior Secured Notes due 2017. In November 2012, Pacific Drilling V Limited, an indirect, wholly-owned subsidiary of the Company, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017 to eligible purchasers. The 2017 Senior Secured Notes were sold at 99.483% of par, bear interest at 7.25% per annum, which is payable semiannually on June 1 and December 1, and mature on December 1, 2017. See Note 4 to the unaudited condensed consolidated financial statements.

Senior Secured Credit Facility Agreement. On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, and the Company, as guarantor, entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem. See Note 4 to the unaudited condensed consolidated financial statements.

5.375% Senior Secured Notes due 2020. On June 3, 2013, we completed a private placement of $750.0 million in aggregate principal amount of 5.375% Senior Secured Notes due 2020 to eligible purchasers. The 2020 Senior Secured Notes were sold at par, bear interest at 5.375% per annum, which is payable semiannually on June 1, and December 1, and mature on June 1, 2020. See Note 4 to the unaudited condensed consolidated financial statements.

Senior Secured Term Loan B due 2018. On June 3, 2013, the Company entered into a $750.0 million senior secured term loan. The maturity date for the Senior Secured Term Loan B is June 3, 2018. See Note 4 to the unaudited condensed consolidated financial statements.

Revolving Credit Facility. On June 3, 2013, we entered into a senior secured revolving credit facility with an aggregate principal amount of up to $500.0 million. See Note 4 to the unaudited condensed consolidated financial statements.

Letters of Credit

As of June 30, 2014, we were contingently liable under certain performance, bid and custom bonds and letters of credit totaling approximately $278.6 million related to letters of credit issued as security in the normal course of our business. See Note 8 to the unaudited condensed consolidated financial statements.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 6 to the unaudited condensed consolidated financial statements.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of June 30, 2014:

	Remaining six months	For the years ending December 31,
Contractual Obligations	2014	2015-2016	2017-2018	Thereafter	Total
	(in thousands)
Long-term debt(a)	$24,583	$398,333	$1,307,084	$1,062,500	$2,792,500
Interest on long-term debt(b)	88,956	304,117	224,012	65,897	682,982
Operating leases	1,242	6,197	6,004	14,250	27,693
Purchase obligations(c)	137,135	51,277	—	—	188,412
High-specification drillships(d)	381,538	336,383	—	—	717,921

Total contractual obligations(e)	$633,454	$1,096,307	$1,537,100	$1,142,647	$4,409,508

(a)	Includes current maturities of long-term debt. Amounts are based on principal balances excluding debt discounts.
(b)	Interest payments are based on our existing outstanding borrowings. It is assumed there is not a refinancing of existing long-term debt and there are no prepayments. For fixed rate debt, interest has been calculated using stated rates. For variable rate LIBOR based debt, interest has been calculated using current LIBOR as of June 30, 2014 and includes the impact of our outstanding interest rate swaps. Interest on the SSCF is based on existing outstanding borrowings of $500.0 million as of June 30, 2014. As such, interest on long-term debt as presented in the table above excludes the impact of additional interest under the SSCF that will be incurred as the remaining $500.0 million is borrowed. Under our Revolving Credit Facility, we record interest expense for fees on undrawn commitments and unused letter of credit capacity, approximately $307.4 million as of June 30, 2014, while our outstanding letters of credit, approximately $192.6 million as of June 30, 2014, accrue interest at a different rate. Interest on long-term debt as presented in the table above excludes the impact of additional interest that will be incurred under our Revolving Credit Facility if the Company issues additional letters of credit or borrows under the $300.0 million revolving sub-limit.
(c)	Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.
(d)	Amounts for high-specification drillships include amounts due under construction contracts.
(e)	Contractual obligations do not include approximately $4.2 million of liabilities from unrecognized tax benefits related to uncertain tax positions, inclusive of interest and penalties, included on our condensed consolidated balance sheet as of June 30, 2014. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables because the estimates and assumptions are subjective.

Critical Accounting Estimates and Policies

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make difficult, subjective or complex assumptions or estimates about matters that are uncertain. We would report different amounts in our unaudited condensed consolidated financial statements, which could be material, if we used different assumptions or estimates. We have discussed the development and selection of our critical accounting estimates with our Board of Directors and the Board of Directors has reviewed the disclosure of our critical accounting estimates. During the three and six months ended June 30, 2014, we have not made any material changes in accounting methodology.

For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2013 Annual Report. During the three and six months ended June 30, 2014, there have been no material changes to the judgments, assumptions and estimates, upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 2 to our unaudited condensed consolidated financial statements in this Quarterly Report and in Note 2 to our consolidated financial statements included in our 2013 Annual Report.

FORWARD-LOOKING STATEMENTS

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements can be identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “subject to,” “will” and similar terms and phrases, and negatives of such terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this Quarterly Report. These risks include the risks that are identified in the “Risk Factors” section of our 2013 Annual Report, and also include, among others, risks associated with the following:

•	our ability to enter into and negotiate favorable terms for future client contracts or extensions;

•	the oil and gas market and its impact on demand for our services, including supply and demand for oil and gas and expectations regarding future energy prices;

•	oversupply of rigs competing with our rigs;

•	our limited number of assets and small number of clients;

•	delays and cost overruns in construction projects and rig deliveries;

•	operating hazards in the oilfield services industry;

•	unplanned downtime or repairs of our drillships;

•	competition within our industry;

•	our substantial level of indebtedness;

•	termination of our client contracts;

•	non-compliance with the Foreign Corrupt Practices Act or any other anti-bribery laws;

•	non-compliance with governmental, tax, permitting, environmental and safety regulations;

•	restrictions on offshore drilling;

•	strikes and work stoppages;

•	timely access to spare parts equipment or personnel required to maintain and service our fleet;

•	corruption, militant activities, political instability, public health threats, ethnic unrest and regionalism in Nigeria and other countries where we may operate;

•	changes in tax laws, treaties or regulations;

•	our ability to incur additional indebtedness and compliance with restrictions and covenants in our debt agreements;

•	our levels of operating and maintenance costs;

•	our ability to attract and retain skilled workers on commercially reasonable terms;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	general global economic conditions and conditions in the oil and natural gas industry;

•	our dependence on key personnel;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	our ability to obtain indemnity from clients;

•	regulatory or other required approvals;

•	our ability to make distributions to shareholders as and when and in the amount forecasted;

•	the volatility of the price of our common shares;

•	effects of new products and new technology in our industry;

•	our incorporation under the laws of Luxembourg and the limited rights to relief for shareholders that may be available compared to other countries, including the United States; and

•	potential conflicts of interest between our controlling shareholder and our public shareholders.

Any forward-looking statements contained in this Quarterly Report should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in any forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this Quarterly Report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this Quarterly Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in “Risk Factors” in our 2013 Annual Report. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the forward-looking statements by these cautionary statements.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this Quarterly Report, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. See Note 6 and Note 7 to the unaudited condensed consolidated financial statements. As of June 30, 2014, our net exposure to floating interest rate fluctuations on our outstanding debt was $530.0 million, based on floating rate debt of $1,242.5 million less the $712.5 million notional principal of our floating to fixed interest rate swaps. Our net exposure to floating interest rate fluctuations excludes the Revolving Credit Facility as no amounts were borrowed under the facility subject to floating interest rates as of June 30, 2014. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $5.3 million on an annual basis as of June 30, 2014.

Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2013 Annual Report. There have been no material changes to these previously reported matters during the three and six months ended June 30, 2014.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

See Note 8 to the unaudited condensed consolidated financial statements.

Item 1A — Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risk factors previously disclosed under Item 3, “Risk Factors” in our 2013 Annual Report, which could materially affect our business, financial condition or future results. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or future results.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not applicable.

Item 5 — Other Information

None.

Item 6 — Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: August 7, 2014	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary